Exhibit 4(b)19

Schedule 13.25

To: Bank Hapoalim B.M.	November 6, 2011

Re: Financial Covenants

Reference is made to the Restructuring Agreement by and between Lumenis Ltd. (the “Borrower”) and Bank Hapoalim B.M. (the “Bank”) dated September 30, 2006, as amended (the “Restructuring Agreement”), to which this document (the “Letter”) is attached as a schedule and forms an integral part thereof.

WHEREAS the Borrower has received and/or may receive from time to time from the Bank and other third parties have received and/or shall receive from time to time from the Bank against a guarantee or indemnification from the Borrower, credit, documentary credit, various loans, overdrafts in a current account, in a current loan account or any other account, various letters of indemnity and guarantees in favour of the Bank and/or third parties or others at our request or at the request of third parties, discounted notes, grants or extensions and various banking waivers and other various banking services (each separately and together  - the “Banking Services”), under the conditions agreed upon or that shall be agreed upon from time to time with respect to each Banking Service.

WHEREAS the Borrower executed a letter dated June 25, 2008 entitled Financial Covenants, which was replaced in its entirety on June 30, 2009 (the “Prior Financial Covenants Letter”).

NOW THEREFORE, the Borrower and the Bank hereby agree that, subject to Section 7 below, this Letter shall amend and replace such Prior Financial Covenants Letter in its entirety, and the Borrower hereby declares and undertakes that as long as it owes certain moneys to the Bank with respect to the Banking Services under the terms and conditions agreed upon from time to time or that shall be agreed upon with respect to each Banking Service, the Borrower shall comply with the following:

1.             Financial Ratios

1.1   The Borrower covenants and undertakes that it will comply with the following financial ratios based on its Financial Statements that have been furnished to the Bank in accordance with Section 13.1 of the Restructuring Agreement, at all times and from time to time as of (and including) the Quarter ending September 30, 2011:

a)             The ratio of Total Debt to EBITDA shall not exceed:
 (i) 6.5 (six point five) as of the end of each Quarter commencing as of the third Quarter of 2011 and ending on the first Quarter of 2012 (inclusive);
 (ii) 5 (five) as of the end of each Quarter commencing as of the second Quarter of 2012 and ending on the first Quarter of 2013 (inclusive);
 (iii) 4 (four) as of the end of each Quarter commencing as of the second Quarter of 2013 and ending on the first Quarter of 2014 (inclusive); and
 (iv) 3.5 (three point five) as of the end of each Quarter commencing as of the second Quarter of 2014 until the Loan is repaid in full.

b)            The Interest Coverage Ratio shall be:
 (i) at least 1 (one) as of the end of each Quarter commencing as of the third Quarter of 2009 and ending on the first Quarter of 2012 (inclusive); and
 (ii) at least 2 (two) as of the end of each Quarter commencing as of the second Quarter of 2012 until the Loan is repaid in full.

2.             Definitions

2.1   Defined terms not otherwise defined herein shall have the meaning ascribed to them in the Restructuring Agreement.

2.2   “EBITDA” shall mean for any Accounting Period the sum of the following:

(i)
the Operating Income of the Borrower in the ordinary course of business (excluding  (i) income and/or, costs and payments associated with any lawsuits commenced prior to December 5, 2006 and up to a maximum of $1 million in  Fiscal Years 2011 - 2013 only, and (ii) non-recurring items); and

(ii)
any amortisation (including of intangible assets and intellectual property) , impairment and depreciation (such as depreciation of fixed assets), and excluding expense related to options or warrants pursuant to SFAS 123(R) reflected in the Financial Statements of the Borrower.

The EBITDA that shall be used for purposes of this Letter shall be the sum of the EBITDA of the relevant Quarter and the EBITDA of the three preceding Quarters; provided however, that in the event that the second Quarter of 2011 is one of the three preceding Quarters, then the second Quarter of 2011 shall not be counted in this calculation and the Quarter preceding the last three Quarters shall be included in its place (for example, if the relevant Quarter for which EBITDA is being measured is the first Quarter of 2012, the three additional Quarters that will be included in the calculation of EBITDA will be the fourth, third and first Quarters of 2011).

All items referred to above shall be taken from the Borrower’s relevant consolidated Financial Statements.

2.3           “Interest Coverage Ratio” means the product of the Borrower's Operating Income excluding (i) income and/or, costs and payments associated with any lawsuits commenced prior to December 5, 2006 and up to a maximum of $1 million in Fiscal Years 2011 - 2013 only, (ii) non-recurring items and (iii) expense related to options or warrants pursuant to SFAS 123(R) divided by the Borrower's interest expenses each during the relevant Accounting Period.

The Operating Income that shall be used for purposes of this Letter shall be the average of the Operating Income of the relevant Quarter and the Operating Income of the three preceding Quarters; provided however, that in the event that the second Quarter of 2011 is one of the three preceding Quarters, then the second Quarter of 2011 shall not be counted in this calculation and the Quarter preceding the last three Quarters shall be included in its place (for example, if the relevant Quarter for which Operating Income is being measured is the first Quarter of 2012, the three additional Quarters that will be included in the calculation of Operating Income will be the fourth, third and first Quarters of 2011).

2.4           “Total Debt” means the sum of:

(a)
the total amounts outstanding under the Restructuring Agreement and any interest or other amounts payable on account of such amounts (other than all write offs, whether previously wrote off or scheduled to be wrote off, under the Restructuring Agreement), assuming no Event of Default; and

(b)	the balance of all Banking Indebtedness and any interest or other amounts payable on account of such Banking Indebtedness.

2.5           “Banking Indebtedness” means any indebtedness to banking or financial institutions of the kind listed in paragraphs (1), (2), (3) and (4) of the first schedule to the Securities Law 1968, and any similar banking or financial institution which is incorporated outside of the State of Israel and is regulated by governmental authority in its country of incorporation (other than indebtedness under Section 2.4(a) above), in respect of or pursuant to:

(a)	moneys borrowed;

(b)	any amount raised under any credit facility;

(c)	any amount raised pursuant to any note, bonds, notes, debentures, bills or any similar instrument (including any debt security convertible, but not at the relevant time converted, into share capital);

(d)
any amount raised under any other transaction which would, in accordance with GAAP, be treated as borrowing (other than transactions specifically referred to in the other paragraphs of this section 2.5 and any item that is Financial Indebtedness and is not specifically included in this definition of Banking Indebtedness);

(e)	any counter-indemnity obligation in respect of a guarantee, indemnity, bond, standby or documentary letter of credit or any other instrument issued by such corporation or institution; or

(f)
the amount of any liability in respect of any guarantee, indemnity or other legally binding instrument to assure payment of, or against loss in respect of non-payment of, any of the items referred to in paragraphs (a)–(e) above;

Any amount that may fall within more than one of the paragraphs above, shall be only counted once.

"Banking Indebtedness" shall exclude:

(i)
the amount of any deposit that is held with the Bank in respect of any of the items referred to in paragraphs (a) – (f) above, with either (a) a right of set-off in favor of the Bank and an undertaking not to withdraw the deposit for a period of at least a Quarter, which shall be automatically renewed each consecutive Quarter, unless the Company requests not to renew the undertaking for the following Quarter by notifying the bank in writing 10 days prior to such following Quarter; or (b) being subject to a duly registered fixed charge in favor of the Bank; and

(ii)	any Financial Indebtedness that is not included in Banking Indebtedness.

Save as expressly stated otherwise, each of “EBITDA”, “Interest Coverage Ratio”, and “Operating Income” for any period, shall be determined from the consolidated quarterly and annual Financial Statements, or, if not included in the Financial Statements, shall be determined from a certificate signed by the Auditors delivered to the Bank together with the Financial Statements. “Total Debt” pursuant to Section 2.4(a) above for any period shall be determined as set forth in Schedule 7 of the Restructuring Agreement with respect to that period.

3.             Any breach of any financial ratio set forth in Section 1 hereof shall be an Event of Default under the Restructuring Agreement:

4.             In each event that the Borrower breaches or does not comply with any of its obligations hereunder, the Bank shall have the right to demand immediate repayment of all the amounts due with respect to all or a part of the Banking Services retained by the Borrower and make use, at its discretion, of any and all the measures available to it in order to ensure full repayment of all amounts due to it.

5.             The Borrower shall pay the costs and expenses of the Bank in connection with this Letter, including the costs of the Bank’s legal advisors and all legal fees incurred by such advisors, within 15 days of the date of being requested to pay such costs and expenses, following which the Bank’s legal advisors shall issue a tax invoice to the Bank.

6.             The Borrower hereby agrees and undertakes to pay to the Bank on the date hereof, a fee in connection with amending this Letter, in the amount of $20,000 and the Borrower hereby authorizes the Bank to debit the Borrower’s bank account in the amount of such fee payment. The aforementioned fee shall be fully earned upon the execution of this Letter, shall be nonrefundable for any reason whatsoever and shall be in addition to any other fees, costs and expenses payable pursuant to the Restructuring Agreement.

7.             Notwithstanding anything to the contrary herein, the Borrower and the Bank hereby agree that this Letter shall come into effect only after the delivery to the Bank by no later than November 15, 2011 of all requisite corporate approvals, approving the execution, delivery and performance of this Letter, including confirmation by the Borrower’s general counsel that such corporate approvals were duly adopted in accordance with law and the Borrower’s organizational documents, and are valid and binding on the Borrower. The Bank shall notify the Company promptly after receipt of aforementioned approvals and confirmation if it is not satisfied.  To the extent that the aforementioned approvals and confirmation are not all delivered to the Bank to its satisfaction by November 15, 2011 then this Letter shall not come into effect and shall be cancelled, except for Section 5 above which shall remain in effect.

Sincerely,

/s/ Dov Ofer	/s/Aviram Steinhart
Lumenis Ltd.
Dov Ofer	Aviram Steinhart
CEO	CFO

Confirmed and acknowledged.

/s/Morad Sail /s/ Revital Chaouat
Bank Hapoalim, B.M.